Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2017 and 2016 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2017 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Financial Reporting Standard 10 “Consolidated Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

YU CHENG
Chairman

March 13, 2018

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2017. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The descriptions of the key audit matters of the consolidated financial statements for the year ended December 31, 2017 are as follows:

Revenue Recognition on Mobile Services

Key audit matter:

As disclosed in Note 44 to the consolidated financial statements, mobile service revenue is the Company’s one source of main revenues and is also an important indicator for the public to evaluate competitiveness and growth potential of telecommunications companies. The calculation of the Company’s mobile services revenue highly relies on an automated computer environment in which the systems are complex due to combinations of the various mobile service price plans and process large volumes of data. Consequently, whether mobile services revenue is appropriately recognized is considered as one of the key audit matters.

Corresponding audit procedures:

We tested the information systems relevant to the mobile services revenue and the mobile services revenue process from call records, rate calculations, and billing procedures to accounting information system so as to understand the Company’s revenue recognition process and perform procedures to test the design and operating effectiveness of the related internal controls.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected mobile service customers’ contracts; (2) performed live call testing and re-calculated the call records on the basis of corresponding price plans; (3) checked that the calculations of call records agreed with customers’ bills; and (4) checked that the amounts transferred from the mobile service system agreed with the accounting information system.

Revenue Recognition on Project Business

Key audit matter:

The project business mainly provides customers with combinations of one or more equipment and/or services. When the Company provides a project business, part of the obligations or service may likely be outsourced to third parties. Hence, the judgment on whether the Company is acting as a principal or an agent is required in order to determine if revenue should be reported gross as principal versus net as agent. Please refer to Notes 3 and 4 to the consolidated financial statements for the details. Due to highly customized nature of the project business, whether project revenue is recognized appropriately is considered as one of the key audit matters.

Corresponding audit procedures:

We understood and tested the Company’s design and operating effectiveness of the project revenue’s internal controls, including, but not limited to, the authorized personnel’s exercise of judgment on whether the Company is acting as a principal or an agent, and then recognize revenue gross or net accordingly.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected project contracts; (2) reviewed evaluation forms prepared by authorized personnel on whether the Company is acting as a principal or an agent; (3) re-calculated the project revenue and checked that they agreed with the accounting records; (4) obtained confirmations; and (5) checked the source documents and tested the amounts received.

Other Matter

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2017 and 2016 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2017 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Mr. Hung Peng Lin and Mr. Ching Pin Shih.

/s/ Hung Peng Lin	/s/ Ching Pin Shih

Deloitte & Touche
Taipei, Taiwan
Republic of China
March 13, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars)

	2017		2016
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$28,824,935	7	$31,100,342	7
Financial assets at fair value through profit or loss (Notes 3 and 7)	—	—	217	—
Held-to-maturity financial assets (Notes 3 and 9)	—	—	2,139,892	—
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	31,941,094	7	31,022,488	7
Receivables from related parties (Note 39)	49,367	—	13,799	—
Inventories (Notes 3, 4, 11 and 40)	8,839,615	2	7,422,774	2
Prepayments (Notes 12 and 39)	2,188,173	—	2,978,462	1
Other current monetary assets (Notes 13 and 28)	5,308,060	1	4,820,424	1
Other current assets (Notes 20, 32 and 40)	2,182,758	—	2,121,777	—

Total current assets	79,334,002	17	81,620,175	18

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	3,125,086	1	2,521,027	1
Financial assets carried at cost (Notes 3 and 14)	2,625,785	1	2,242,820	—
Investments accounted for using equity method (Notes 3 and 16)	2,546,374	—	2,602,859	1
Property, plant and equipment (Notes 3, 4, 17, 39 and 40)	288,707,910	64	291,169,760	65
Investment properties (Notes 3, 4 and 18)	8,047,793	2	8,114,533	2
Intangible assets (Notes 3, 4 and 19)	54,883,268	12	47,353,424	11
Deferred income tax assets (Notes 3 and 32)	2,730,093	1	2,322,226	—
Net defined benefit assets (Notes 3, 4 and 28)	12,979	—	918,636	—
Prepayments (Notes 12 and 39)	3,573,345	1	3,241,060	1
Other noncurrent assets (Notes 20 and 40)	5,536,487	1	5,025,985	1

Total noncurrent assets	371,789,120	83	365,512,330	82

TOTAL	$451,123,122	100	$447,132,505	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 22 and 40)	$70,000	—	$138,000	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	578	—	1,356	—
Hedging derivative financial liabilities (Notes 3 and 21)	850	—	586	—
Trade notes and accounts payable (Note 24)	19,395,889	4	18,809,664	5
Payables to related parties (Note 39)	684,185	—	762,073	—
Current tax liabilities (Notes 3 and 32)	4,725,698	1	2,467,551	1
Other payables (Note 25)	25,001,401	6	26,418,336	6
Provisions (Notes 3 and 26)	188,744	—	118,872	—
Advance receipts (Note 27)	8,841,858	2	10,059,321	2
Other current liabilities	1,081,156	—	1,329,836	—

Total current liabilities	59,990,359	13	60,105,595	14

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Notes 3 and 32)	1,429,592	—	1,464,220	—
Provisions (Notes 3 and 26)	78,513	—	65,942	—
Customers’ deposits (Note 39)	4,671,441	1	4,609,580	1
Net defined benefit liabilities (Notes 3, 4 and 28)	2,703,569	1	1,536,814	—
Deferred revenue (Note 3)	3,612,391	1	3,546,192	1
Other noncurrent liabilities	3,457,677	1	3,004,492	1

Total noncurrent liabilities	17,553,183	4	15,827,240	3

Total liabilities	77,543,542	17	75,932,835	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stocks	77,574,465	17	77,574,465	17

Additional paid-in capital	169,466,883	38	168,542,486	38

Retained earnings
Legal reserve	77,574,465	17	77,574,465	17
Special reserve	2,680,823	1	2,675,419	1
Unappropriated earnings	37,202,683	8	38,342,317	9

Total retained earnings	117,457,971	26	118,592,201	27

Other adjustments	382,666	—	(5,404)	—

Total equity attributable to stockholders of the parent	364,881,985	81	364,703,748	82
NONCONTROLLING INTERESTS (Notes 15 and 29)	8,697,595	2	6,495,922	1

Total equity	373,579,580	83	371,199,670	83

TOTAL	$451,123,122	100	$447,132,505	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%
REVENUES (Notes 30, 39 and 44)	$227,514,183	100	$229,991,428	100
OPERATING COSTS (Notes 11, 28, 31, 39 and 44)	146,837,483	65	147,551,794	64

GROSS PROFIT	80,676,700	35	82,439,634	36

OPERATING EXPENSES (Notes 28, 31, 39 and 44)
Marketing	25,356,999	11	25,515,844	11
General and administrative	4,626,423	2	4,536,958	2
Research and development	3,885,920	2	3,784,905	2

Total operating expenses	33,869,342	15	33,837,707	15

OTHER INCOME AND EXPENSES (Notes 17, 18, 19, 31 and 44)	(104,381)	—	(496,649)	—

INCOME FROM OPERATIONS	46,702,977	20	48,105,278	21

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 44)	205,448	—	188,851	—
Other income (Notes 31 and 39)	835,465	—	1,072,106	—
Other gains and losses (Notes 31 and 39)	(132,158)	—	(446,540)	—
Interest expenses (Note 44)	(21,913)	—	(19,808)	—
Share of profits of associates and joint ventures accounted for using equity method (Notes 16 and 44)	407,243	—	482,660	—

Total non-operating income and expenses	1,294,085	—	1,277,269	—

INCOME BEFORE INCOME TAX	47,997,062	20	49,382,547	21
INCOME TAX EXPENSE (Notes 3 and 32)	7,954,461	2	8,152,562	3

NET INCOME	40,042,601	18	41,229,985	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 28)	(2,023,493)	(1)	(2,043,414)	(1)
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	844	—	(43,669)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 32)	$343,994	—	$347,380	—

	(1,678,655)	(1)	(1,739,703)	(1)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(229,009)	—	(169,917)	—
Unrealized gain or loss on available-for-sale financial assets (Note 31)	605,274	—	(144,467)	—
Cash flow hedges (Notes 21 and 31)	(263)	—	(1,085)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 16)	(5,293)	—	(2,737)	—
Income tax benefit relating to items that may be reclassified subsequently (Note 32)	2,420	—	1,703	—

	373,129	—	(316,503)	—

Total other comprehensive loss, net of income tax	(1,305,526)	(1)	(2,056,206)	(1)

TOTAL COMPREHENSIVE INCOME	$38,737,075	17	$39,173,779	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$38,873,905	17	$40,067,010	17
Noncontrolling interests	1,168,696	1	1,162,975	1

	$40,042,601	18	$41,229,985	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$37,590,365	17	$38,068,095	17
Noncontrolling interests	1,146,710	—	1,105,684	—

	$38,737,075	17	$39,173,779	17

EARNINGS PER SHARE (Note 33)
Basic	$5.01		$5.16

Diluted	$5.00		$5.16

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
		Additional Paid-in Capital	Retained Earnings			Exchange Differences Arising from the	Unrealized Gain or Loss on Available-for-sale Financial Assets			Noncontrolling
	Common Stocks		Legal Reserve	Special Reserve	Unappropriated Earnings	Translation of the Foreign Operations		Cash Flow Hedges	Total	Interests (Notes 15 and 29)	Total Equity
BALANCE, JANUARY 1, 2016	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928	$5,269,075	$374,009,003
Appropriation of 2015 earnings Cash dividends distributed by Chunghwa	—	—	—	—	(42,551,146)	—	—	—	(42,551,146)	—	(42,551,146)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,971)	(709,971)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,081)	—	—	—	—	—	—	(1,081)	(1,543)	(2,624)
Partial disposal of interests in subsidiaries	—	58,206	—	—	—	—	—	—	58,206	25,422	83,628
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389,740	—	—	—	—	—	—	389,740	785,769	1,175,509
Net income for the year ended December 31, 2016	—	—	—	—	40,067,010	—	—	—	40,067,010	1,162,975	41,229,985
Other comprehensive loss for the year ended December 31, 2016	—	—	—	—	(1,724,792)	(131,189)	(141,849)	(1,085)	(1,998,915)	(57,291)	(2,056,206)

Total comprehensive income for the year ended December 31, 2016	—	—	—	—	38,342,218	(131,189)	(141,849)	(1,085)	38,068,095	1,105,684	39,173,779

Share-based payment transactions of subsidiaries	—	6	—	—	—	—	—	—	6	17,189	17,195
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	4,297	4,297

BALANCE, DECEMBER 31, 2016	77,574,465	168,542,486	77,574,465	2,675,419	38,342,317	46,068	(50,885)	(587)	364,703,748	6,495,922	371,199,670
Appropriation of 2016 earnings
Special Reserve	—	—	—	5,404	(5,404)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(38,336,525)	—	—	—	(38,336,525)	—	(38,336,525)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(942,482)	(942,482)
Unclaimed dividend	—	3,023	—	—	—	—	—	—	3,023	—	3,023
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	13,965	—	—	—	—	—	—	13,965	1,762	15,727
Partial disposal of interests in subsidiaries	—	76,714	—	—	—	—	—	—	76,714	29,217	105,931
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	801,727	—	—	—	—	—	—	801,727	1,750,326	2,552,053
Other changes in additional paid-in capital of subsidiaries	—	84	—	—	—	—	—	—	84	41	125
Net income for the year ended December 31, 2017	—	—	—	—	38,873,905	—	—	—	38,873,905	1,168,696	40,042,601
Other comprehensive income (loss) for the year ended December 31, 2017	—	—	—	—	(1,671,610)	(220,661)	608,994	(263)	(1,283,540)	(21,986)	(1,305,526)

Total comprehensive income for the year ended December 31, 2017	—	—	—	—	37,202,295	(220,661)	608,994	(263)	37,590,365	1,146,710	38,737,075

Share-based payment transactions of subsidiaries	—	1,984	—	—	—	—	—	—	1,984	19,799	21,783
Net increase in noncontrolling interests	—	26,900	—	—	—	—	—	—	26,900	196,300	223,200

BALANCE, DECEMBER 31, 2017	$77,574,465	$169,466,883	$77,574,465	$2,680,823	$37,202,683	$(174,593)	$558,109	$(850)	$364,881,985	$8,697,595	$373,579,580

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$47,997,062	$49,382,547
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	28,163,584	29,106,148
Amortization	3,766,020	3,378,821
Provision for doubtful accounts	643,010	940,991
Interest expenses	21,913	19,808
Interest income	(205,448)	(188,851)
Dividend income	(327,861)	(390,856)
Compensation cost of share-based payment transactions	21,783	17,195
Share of profits of associates and joint ventures accounted for using equity method	(407,243)	(482,660)
Loss on disposal of property, plant and equipment	106,692	48,249
Property, plant and equipment transferred to expenses	2,565	—
Loss on disposal of intangible assets	46	—
Gain on disposal of financial instruments	(2,748)	(490)
Loss on disposal of investments accounted for using equity method	223	409
Impairment loss on available-for-sale financial assets	—	577,333
Provision for inventory and obsolescence	52,487	191,846
Impairment loss on property, plant and equipment	—	595,828
Reversal of impairment loss on investment properties	(10,979)	(147,527)
Impairment loss on intangible assets	8,622	99
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(779)	1,153
Loss (gain) on foreign exchange, net	83,171	(80,595)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	218	149
Trade notes and accounts receivable	(1,191,428)	(4,612,984)
Receivables from related parties	(35,568)	28,257
Inventories	(1,469,328)	1,165,570
Prepayments	458,004	61,317
Other current monetary assets	(81,035)	(241,590)
Other current assets	(60,981)	214,144
Increase (decrease) in:
Trade notes and accounts payable	586,940	2,497,437
Payables to related parties	(77,888)	150,973
Other payables	(691,001)	(76,619)
Provisions	82,443	(63,090)
Advance receipts	(728,007)	503,531
Other current liabilities	(76,063)	6,784
Deferred revenue	66,199	(69,410)
Net defined benefit plans	48,919	(8,538,838)

Cash generated from operations	76,743,544	73,995,079

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars)

	2017	2016
Interest expenses paid	$(21,918)	$(19,905)
Income tax paid	(5,789,762)	(9,023,263)

Net cash provided by operating activities	70,931,864	64,951,911

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	—	(30,000)
Proceeds from disposal of available-for-sale financial assets	1,258	29,784
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(6,230,944)	(4,119,307)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	5,649,868	2,834,171
Proceeds from disposal of held-to-maturity financial assets	2,140,000	1,875,000
Acquisition of financial assets carried at cost	(400,000)	(22,980)
Proceeds from disposal of financial assets carried at cost	7,292	9,609
Capital reduction of financial assets carried at cost	12,167	37,223
Acquisition of investments accounted for using equity method	—	(30,000)
Proceeds from disposal of investments accounted for using equity method	—	182,108
Acquisition of property, plant and equipment	(26,875,336)	(23,516,783)
Proceeds from disposal of property, plant and equipment	159,636	44,065
Acquisition of intangible assets	(11,304,633)	(282,809)
Acquisition of investment properties	—	(52)
Decrease (increase) in other noncurrent assets	(788,594)	63,915
Interest received	233,439	197,790
Cash dividends received	675,321	1,065,520

Net cash used in investing activities	(36,720,526)	(21,662,746)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	6,951,500	1,415,000
Repayment of short-term loans	(7,019,500)	(1,387,000)
Repayment of long-term loans	—	(150,000)
Decrease in customers’ deposits	(110,756)	(294,463)
Decrease in other noncurrent liabilities	(36,271)	(104,481)
Cash dividends paid	(38,336,525)	(42,551,146)
Partial disposal of interests in subsidiaries without losing control	105,931	83,628
Cash dividends distributed to noncontrolling interests	(942,482)	(709,971)
Change in other noncontrolling interests	2,777,237	1,179,806
Unclaimed dividend	3,023	—

Net cash used in financing activities	(36,607,843)	(42,518,627)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars)

	2017	2016
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$121,098	$58,381

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,275,407)	828,919
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	31,100,342	30,271,423

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$28,824,935	$31,100,342

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 and 2016

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on March 13, 2018.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) endorsed for use by the Financial Supervisory Commission (FSC) (the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

Income and expenses of subsidiaries acquired during the period are included in the consolidated statements of comprehensive income from the acquisition date.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2017	2016	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	1)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	67	69	2)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	3)
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	4)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	—	5)

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2017	2016	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	—	6)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	—	100	7)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	—	8)
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	9)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	—	—	10)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	38	41	11)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	—	—	12)
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	—	100	13)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2017	2016	Note
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	—	—	14)
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100	15)
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	16)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

(Concluded)

1)	The Company owns 28.93% equity shares of SENAO. Chunghwa had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements.

2)	Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 70.43%.

3)	Chunghwa International Yellow Pages Co., Ltd. changed its name to CHYP Multimedia Marketing & Communications Co., Ltd. starting from September 4, 2017.

4)	Chunghwa invested 75% equity shares of Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”) in July 2016.

5)	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.

6)	Chunghwa invested 80% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.

7)	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.

8)	SENAO invested 100% equity shares of SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”) in November 2017.

9)	Concord was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

10)	CEI’s liquidation was completed in August 2016 and SHE received the proceeds from the liquidation.

11)	CHI disposed of some shares of CHPT in March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016 and September 2017. Therefore, its ownership interest in CHPT decreased to 38.30%. However, considering the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

12)	CIHC’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. CHI received the proceeds from the liquidation.

13)	GNSS (Shanghai) completed its liquidation in August 2017 and Concord received the proceeds from the liquidation.

14)	COI completed its liquidation in July 2016 and CIHC received the proceeds from the liquidation.

15)	SEITS was approved to end and dissolve its business in March 2017. The liquidation of SEITS is still in process.

16)	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2017:

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Land Consigned to Construction Contractors

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is held for trading.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks, emerging market stocks and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade notes and accounts receivable, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims and trade-in right are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims and trade-in right are recognized as operating cost and the reduction of revenue, respectively, in the period in which the goods are sold.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the stockholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements—Employee Stock Options

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee share options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital—employee stock options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital—employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, which are described in Note 3, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Revenue recognition

The Company’s project agreements are mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

b.	Impairment of trade notes and accounts receivable

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from discounting short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are lower than expected, a material impairment loss may arise.

c.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

d.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

e.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

f.	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

g.	Control over subsidiaries

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC endorsed and issued into effect by the FSC

The application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	The Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs endorsed by FSC effective from January 1, 2018

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

IFRS	15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

1)	Identify the contract with the customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contracts; and

5)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15 and its related amendments, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognized, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue is reduced when revenue is recognized for the contract under IAS 18.

Under IFRS 15, the Company will recognize a trade-in liability (other liability) and a right to recover a product (other asset) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories are recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018. In addition, the Company will disclose the difference between the amounts that result from applying IFRS 15 and the amounts that result from applying current standards for 2018.

The anticipated significant impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is showed as follows (The following table only disclosed the summary of differences arising from recognitions and measurements. The differences arising from presentations are not included.):

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application of IFRS 15	Adjusted Carrying Amount as of January 1, 2018
Contract assets—current	$—	$6,998,445	$6,998,445

Contract assets—noncurrent	$—	3,916,924	$3,916,924

Incremental costs to obtain a contract	$—	2,466,515	$2,466,515

Total effect on assets		$13,381,884

(Continued)

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
Contract liability—current	$—	$197,345	$197,345

Contract liability—noncurrent	$—	86,355	$86,355

Current tax liabilities	$4,725,698	2,226,691	$6,952,389

Total effect on liabilities		$2,510,391

Total effect on equity (unappropriated earnings)	$37,202,683	$10,871,493	$48,074,176

(Concluded)

IFRS	9 “Financial Instruments” and related amendments

With regard to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value.

Non-debt financial instruments held by the Company are measured at fair values. Changes in fair values are recognized in profit or loss. However, the Company may make an irrevocable election to designate equity investments that are not held for trading as financial assets at fair value through other comprehensive income with only dividend income recognized in profit or loss and subsequent changes in the fair value of an equity investment recognized in other comprehensive income. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The Company analyzed the facts and circumstances of its financial assets that exist at December 31, 2017 and performed the assessment of the impact of IFRS 9 on the classification and measurement of financial assets.

Under IFRS 9, except the available-for-sale financial asset listed on the TWSE will be designated as financial asset at fair value through other comprehensive income, other listed available-for-sale equity investment will be designated as financial asset at fair value through profit or loss. In addition, investments in unlisted shares measured at cost will be measured at fair value, and designated as financial assets at fair value through other comprehensive income at initial recognition.

IFRS 9 introduces a new expected loss impairment model to measure the impairment of financial assets and recognize loss allowance for the related expected credit losses. If the credit risk on a financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument should be measured at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the loss allowance for that financial instrument should be measured at an amount equal to the lifetime expected credit losses. A simplified approach is used for trade accounts receivables and contract assets and the loss allowance for these financial instruments could be measured at an amount equal to lifetime expected credit losses. As a result of retrospective application of expected loss impairment model, there was no material impact on the Company’s consolidated financial statements.

The Company elected not to restate prior reporting periods when applying the requirements for the financial assets under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application and will provide the disclosures related to the classification and the adjustment information upon the application of IFRS 9.

The anticipated significant impact on assets, liabilities and equity of retrospective application of the IFRS 9 on January 1, 2018 is set out below:

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application of IFRS 9	Adjusted Carrying Amount as of January 1, 2018
Impact on assets, liabilities and equity
Financial assets at fair value through profit or loss—noncurrent	$—	$53,888	$53,888

Financial assets at fair value through other comprehensive income—noncurrent	$—	7,538,848	$7,538,848

Available-for-sale financial assets—noncurrent	$3,125,086	(3,125,086)	$—

Financial assets carried at cost—noncurrent	$2,625,785	(2,625,785)	$—

Total effect on assets		$1,841,865

Total effect on liabilities (deferred income tax liabilities)	$1,429,592	$(1,175)	$1,428,417

Unrealized gain or loss on available-for-sale financial assets	$558,109	$(558,109)	$—

Unrealized gain or loss on financial assets at fair value through other comprehensive income	$—	883,420	$883,420

Unappropriated earnings	$37,202,683	1,521,674	$38,724,357

Noncontrolling interests	$8,697,595	(3,945)	$8,693,650

Total effect on equity		$1,843,040

c.	The IFRSs issued by the International Accounting Standards Board (IASB) but not yet endorsed and issued into effect by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019 (Note 2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 16	Leases	January 1, 2019 (Note 3)

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 4)

(Concluded)

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The FSC permits that companies may elect to early adopt the amendments starting from 2018.

Note 3:	On December 19, 2017, the FSC announced that IFRS 16 will take effect starting from January 1, 2019.

Note 4:	Companies shall apply the amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated financial statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2017	2016
Cash
Cash on hand	$382,694	$370,598
Bank deposits	7,877,605	7,239,990

	8,260,299	7,610,588

Cash equivalents (investments with maturities of less than three months)
Commercial paper	10,178,512	11,435,706
Negotiable certificate of deposit	7,950,000	10,800,000
Time deposits	2,436,124	1,254,048

	20,564,636	23,489,754

	$28,824,935	$31,100,342

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2017	2016
Bank deposits	0.00%-0.70%	0.00%-0.42%
Commercial paper	0.32%-0.40%	0.32%-0.42%
Negotiable certificate of deposit	0.40%-0.50%	0.35%-0.50%
Time deposits	0.52%-4.40%	0.40%-3.30%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2017	2016
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$217

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$578	$1,356

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2017

Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR1,942/NT$69,061
Forward exchange contracts—buy	US$/NT$	2018.01	US$4,190/NT$125,481

(Continued)

	Currency	Maturity Period	Contract Amount (In Thousands)

December 31, 2016

Forward exchange contracts—buy	EUR/NT$	2017.03	EUR4,857/NT$166,940
Forward exchange contracts—buy	US$/NT$	2017.01	US$1,700/NT$54,629

(Concluded)

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS—NONCURRENT

	December 31
	2017	2016
Equity securities
Listed stocks	$3,125,086	$2,521,027

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the year ended December 31, 2017. Chunghwa evaluated and concluded its available-for-sale financial assets were impaired and recorded an impairment loss of $577,333 thousand for the year ended December 31, 2016.

9.	HELD-TO-MATURITY FINANCIAL ASSETS—CURRENT

	December 31
	2017	2016
Corporate bonds	$—	$1,989,892
Bank debentures	—	150,000

	$—	$2,139,892

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2017	2016
Corporate bonds

Par value	$—	$1,990,000

Nominal interest rate	—	1.18%-1.35%
Effective interest rate	—	1.20%-1.35%
Average remaining maturity life	—	0.34 year

(Continued)

	December 31
	2017	2016
Bank debentures

Par value	$—	$150,000

Nominal interest rate	—	1.25%
Effective interest rate	—	1.25%
Average remaining maturity life	—	0.41 year

(Concluded)

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2017	2016
Trade notes and accounts receivable	$34,058,443	$32,795,513
Less: Allowance for doubtful accounts	(2,117,349)	(1,773,025)

	$31,941,094	$31,022,488

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31
	2017	2016
Non-overdue	$30,031,885	$29,596,183
Less than 30 days	1,280,443	1,050,149
31-60 days	484,795	347,796
61-90 days	278,242	285,843
91-120 days	253,318	198,364
121-180 days	122,086	118,511
More than 181 days	1,607,674	1,198,667

	$34,058,443	$32,795,513

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	December 31
	2017	2016
Less than 30 days	$328,438	$256,298
31-60 days	36,253	46,987
61-90 days	7,279	8,473
91-120 days	69,486	73,890
121-180 days	549	705
More than 181 days	6,572	13,240

	$448,577	$399,593

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2016	$364,841	$969,636	$1,334,477
Add: Provision for doubtful accounts	714,542	228,185	942,727
Deduct: Amounts written off	(274,238)	(229,941)	(504,179)

Balance on December 31, 2016	805,145	967,880	1,773,025
Add: Provision for doubtful accounts	534,836	42,811	577,647
Deduct: Amounts written off	(15,202)	(218,121)	(233,323)

Balance on December 31, 2017	$1,324,779	$792,570	$2,117,349

11.	INVENTORIES

	December 31
	2017	2016
Merchandise	$5,133,528	$4,136,246
Project in process	1,390,212	960,618
Work in process	151,804	108,535
Raw materials	88,726	143,554

	6,764,270	5,348,953
Land held under development	1,998,733	1,998,733
Construction in progress	76,612	75,088

	$8,839,615	$7,422,774

The operating costs related to inventories were $56,342,225 thousand (including the provision for inventory and obsolescence of $52,487 thousand) and $54,182,652 thousand (including the provision for inventory and obsolescence of $191,846 thousand) for the years ended December 31, 2017 and 2016, respectively.

As of December 31, 2017 and 2016, inventories of $2,075,345 thousand and $2,073,821 thousand, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on December 31, 2017 and 2016 was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	December 31
	2017	2016
Prepaid rents	$2,687,513	$2,933,899
Others	3,074,005	3,285,623

	$5,761,518	$6,219,522

Current
Prepaid rents	$812,148	$899,270
Others	1,376,025	2,079,192

	$2,188,173	$2,978,462

Noncurrent
Prepaid rents	$1,875,365	$2,034,629
Others	1,697,980	1,206,431

	$3,573,345	$3,241,060

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2017	2016
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,053,637	$3,567,928
Others	1,254,423	1,252,496

	$5,308,060	$4,820,424

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	December 31
	2017	2016
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.06%-4.15%	0.11%-1.95%

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2017	2016
Non-listed stocks
Domestic	$2,331,798	$1,948,552
Foreign	293,987	294,268

	$2,625,785	$2,242,820

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the fair values of such non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company invested $300,000 thousand to invest Taiwania Capital Buffalo Fund Co., Ltd. in December 2017 and owns 12.9% equity shares of Taiwania Capital Buffalo Fund Co., Ltd. Taiwania Capital Buffalo Fund Co., Ltd. engaged mainly in investment business.

The Company disposed financial assets carried at cost with carrying amount of $4,587 thousand and $8,903 thousand and recognized the disposal gain of $2,705 thousand and $706 thousand for the years ended December 31, 2017 and 2016, respectively.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the years ended December 31, 2017 and 2016.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

Subsidiaries	Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
		December 31
		2017	2016
SENAO	Taiwan	71%	71%
CHPT	Taiwan	62%	59%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		December 31
	2017	2016	2017	2016
SENAO	$578,618	$696,161	$4,257,408	$4,247,031

CHPT	$439,123	$353,187	3,555,563	1,609,218

Individually immaterial subsidiaries with noncontrolling interests			884,624	639,673

			$8,697,595	$6,495,922

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2017	2016
Current assets	$7,584,225	$7,761,962
Noncurrent assets	2,686,696	2,693,981
Current liabilities	(4,203,944)	(4,376,279)
Noncurrent liabilities	(160,366)	(155,028)

Equity	$5,906,611	$5,924,636

Equity attributable to the parent	$1,649,203	$1,677,605
Equity attributable to noncontrolling interests	4,257,408	4,247,031

	$5,906,611	$5,924,636

	Year Ended December 31
	2017	2016
Revenues and income	$36,034,572	$34,445,288
Costs and expenses	35,215,871	33,458,740

Profit for the year	$818,701	$986,548

Profit attributable to the parent	$240,083	$290,387
Profit attributable to noncontrolling interests	578,618	696,161

Profit for the year	$818,701	$986,548

Other comprehensive income (loss) attributable to the parent	$2,656	$(21,404)
Other comprehensive loss attributable to noncontrolling interests	(16,581)	(52,631)

	$(13,925)	$(74,035)

Total comprehensive income attributable to the parent	$242,739	$268,983
Total comprehensive income attributable to noncontrolling interests	562,037	643,530

	$804,776	$912,513

Net cash flow from operating activities	$1,080,947	$530,796
Net cash flow from investing activities	(56,640)	129,848
Net cash flow from financing activities	(896,889)	(677,415)
Effect of exchange rate changes on cash and cash equivalents	(2,488)	(6,663)

Net cash inflow (outflow)	$124,930	$(23,434)

Dividends paid to noncontrolling interest	$703,207	$526,436

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2017	2016
Current assets	$4,495,601	$2,116,256
Noncurrent assets	2,167,138	1,871,599
Current liabilities	(899,079)	(1,268,736)
Noncurrent liabilities	(997)	(1,305)

Equity	$5,762,663	$2,717,814

Equity attributable to CHI	$2,207,100	$1,108,596
Equity attributable to noncontrolling interests	3,555,563	1,609,218

	$5,762,663	$2,717,814

	Year Ended December 31
	2017	2016
Revenues and income	$3,126,669	$2,607,301
Costs and expenses	2,390,299	2,002,522

Profit for the year	$736,370	$604,779

Profit attributable to CHI	$297,247	$251,592
Profit attributable to noncontrolling interests	439,123	353,187

Profit for the year	$736,370	$604,779

Other comprehensive loss attributable to CHI	$(1,179)	$(194)
Other comprehensive loss attributable to noncontrolling interests	(1,904)	(239)

	$(3,083)	$(433)

Total comprehensive income attributable to CHI	$296,068	$251,398
Total comprehensive income attributable to noncontrolling interests	437,219	352,948

	$733,287	$604,346

Net cash flow from operating activities	$1,051,989	$670,792
Net cash flow from investing activities	(639,158)	(904,100)
Net cash flow from financing activities	2,305,741	840,775
Effect of exchange rate changes on cash and cash equivalents	(3,640)	(1,520)

Net cash inflow	$2,714,932	$605,947

Dividends paid to noncontrolling interest	$145,849	$109,387

b.	Equity transactions with noncontrolling interests

Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 70.43%.

SENAO transferred its treasury stock to employees in May and November 2017 and the Company’s ownership interest in SENAO decreased to 28.93%. See Note 34(b) for details.

CHI disposed of some shares of CHPT in March 2016 and did not participate in the capital increase of CHPT in March 2016 and September 2017. Therefore, the Company’s ownership interest in CHPT decreased to 38.30%. See Note 34(d) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	Year Ended December 31
	2017		2016
	CHI Did Not Participate in the Capital Increase of CHPT	Chunghwa and CHI Disposed Some Shares of CHIEF	SENAO Transferred its Treasury Stock	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT
Cash consideration received from noncontrolling interests	$2,552,053	$105,931	$164,200	$1,175,509	$83,628
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(1,750,326)	(29,217)	(137,300)	(785,769)	(25,422)

Differences arising from equity transactions	$801,727	$76,714	$26,900	$389,740	$58,206

Line items for equity transaction adjustments
Additional paid-in capital—difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$76,393	$—	$—	$58,206

Additional paid-in capital-arising from changes in equities of subsidiaries	$801,727	$321	$26,900	$389,740	$—

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2017	2016
Investments in associates	$2,546,374	$2,600,183
Investments in joint ventures	—	2,676

	$2,546,374	$2,602,859

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2017	2016
Listed

Senao Networks, Inc. (“SNI”)	$862,116	$838,830

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	472,505	466,847
International Integrated System, Inc. (“IISI”)	296,333	312,528
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	256,323	274,814
Skysoft Co., Ltd. (“SKYSOFT”)	139,741	145,727
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	136,885	153,104
KingwayTek Technology Co., Ltd. (“KWT”)	128,269	122,221
So-net Entertainment Taiwan Limited (“So-net”)	104,171	111,390
Taiwan International Ports Logistics Corporation (“TIPL”)	49,631	56,450
Click Force Co., Ltd. (“CF”)	38,175	37,188
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	25,006	23,758
HopeTech Technologies Limited (“HopeTech”)	22,731	23,458
Alliance Digital Tech Co., Ltd. (“ADT”)	14,488	33,868
MeWorks LIMITED (HK) (“MeWorks”)	—	—

	$2,546,374	$2,600,183

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2017	2016
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40

(Continued)

	% of Ownership and Voting Rights
	December 31
	2017	2016
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	22	26
HopeTech Technologies Limited (“HopeTech”)	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
MeWorks LIMITED (HK) (“MeWorks”)	20	20

(Concluded)

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Year Ended December 31
	2017	2016
The Company’s share of profit	$408,022	$524,633
The Company’s share of other comprehensive loss	(4,449)	(46,406)

The Company’s share of total comprehensive income	$403,573	$478,227

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2017	2016
SNI	$2,130,406	$2,536,592

The Company did not participate in the capital increase of DZIM in April 2017 and the ownership interest of DZIM decreased from 26% to 22%. DZIM engages mainly in information technology service and general advertisement service.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT, and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit and other comprehensive loss of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2017	2016	2017	2016
Non-listed
Chunghwa Benefit One Co., Ltd. (“CBO”)	$—	$2,676	—	50
Huada Digital Corporation (“HDD”)	—	—	—	50

	$—	$2,676

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017 and recognized the disposal loss of $223 thousand.

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. Chunghwa received the proceeds from the liquidation in September 2016 and recognized the disposal loss of $409 thousand. HDD completed its liquidation in March 2017.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2017	2016
The Company’s share of loss	$(779)	$(41,973)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(779)	$(41,973)

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Cost
Balance on January 1, 2016	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227
Additions	791,148	—	36,037	41,912	170,781	880	255,602	23,294,912	24,591,272
Disposal	(1,645)	(6,290)	(34,887)	(1,546,812)	(11,541,665)	(53,533)	(625,417)	—	(13,810,249)
Effect of foreign exchange differences	—	—	—	(2,664)	(34,651)	(15)	(4,283)	—	(41,613)
Others	335,426	11,913	(53,079)	806,491	21,726,424	103,697	580,136	(23,556,518)	(45,510)

Balance on December 31, 2016	$103,872,069	$1,580,893	$67,737,813	$14,294,817	$715,692,476	$3,866,401	$8,942,936	$20,140,722	$936,128,127

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2016	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)
Depreciation expenses	—	(51,280)	(1,268,974)	(1,332,321)	(25,279,598)	(528,910)	(625,946)	—	(29,087,029)
Disposal	—	6,246	34,270	1,528,545	11,512,157	53,469	583,248	—	13,717,935
Impairment loss	—	—	—	(360)	(595,408)	(2)	(58)	—	(595,828)
Effect of foreign exchange differences	—	—	—	1,506	6,647	18	4,002	—	12,173
Others	—	(171)	63,975	(64,180)	64,070	(11,409)	(22,822)	—	29,463

Balance on December 31, 2016	$—	$(1,248,614)	$(25,591,288)	$(11,581,679)	$(596,497,180)	$(3,237,064)	$(6,802,542)	$—	$(644,958,367)

Balance on January 1, 2016, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Balance on December 31, 2016, net	$103,872,069	$332,279	$42,146,525	$2,713,138	$119,195,296	$629,337	$2,140,394	$20,140,722	$291,169,760

Cost
Balance on January 1, 2017	$103,872,069	$1,580,893	$67,737,813	$14,294,817	$715,692,476	$3,866,401	$8,942,936	$20,140,722	$936,128,127
Additions	—	—	29,582	77,643	193,286	1,048	193,238	25,574,267	26,069,064
Disposal	(157,928)	(4,701)	(108,349)	(974,218)	(13,739,288)	(61,988)	(401,624)	—	(15,448,096)
Effect of foreign exchange differences	—	—	—	(424)	(172,350)	(101)	(3,467)	35	(176,307)
Others	365,049	18,707	5,035,004	763,979	20,080,311	29,012	783,792	(27,188,210)	(112,356)

Balance on December 31, 2017	$104,079,190	$1,594,899	$72,694,050	$14,161,797	$722,054,435	$3,834,372	$9,514,875	$18,526,814	$946,460,432

Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248,614)	$(25,591,288)	$(11,581,679)	$(596,497,180)	$(3,237,064)	$(6,802,542)	$—	$(644,958,367)
Depreciation expenses	—	(49,673)	(1,402,180)	(1,192,426)	(24,492,377)	(329,590)	(676,507)	—	(28,142,753)
Disposal	—	4,688	47,462	966,979	13,711,970	61,957	388,712	—	15,181,768
Effect of foreign exchange differences	—	—	—	218	45,272	84	1,354	—	46,928
Others	—	1,072	147,312	19,061	77,401	(8,916)	(116,028)	—	119,902

Balance on December 31, 2017	$—	$(1,292,527)	$(26,798,694)	$(11,787,847)	$(607,154,914)	$(3,513,529)	$(7,205,011)	$—	$(657,752,522)

Balance on January 1, 2017, net	$103,872,069	$332,279	$42,146,525	$2,713,138	$119,195,296	$629,337	$2,140,394	$20,140,722	$291,169,760

Balance on December 31, 2017, net	$104,079,190	$302,372	$45,895,356	$2,373,950	$114,899,521	$320,843	$2,309,864	$18,526,814	$288,707,910

(Concluded)

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the year ended December 31, 2017. The Company determined that some telecommunications equipment was impaired in 2016 due to the expiration of 2G license in June 2017 which will lead to the termination of the related service. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was lower than the carrying value, and recognized impairment loss of $595,408 thousand for the year ended December 31, 2016. In addition, the Company evaluated and concluded the recoverable amount of partial computer and miscellaneous equipment was nil and recognized impairment losses of $420 thousand for the year ended December 31, 2016. The impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2016	$9,057,992
Additions	52
Reclassification	136,608

Balance on December 31, 2016	$9,194,652

Accumulated depreciation and impairment
Balance on January 1, 2016	$(1,155,587)
Depreciation expense	(19,119)
Reclassification	(52,940)
Reversal of impairment loss	147,527

Balance on December 31, 2016	$(1,080,119)

Balance on January 1, 2016, net	$7,902,405

Balance on December 31, 2016, net	$8,114,533

Cost
Balance on January 1, 2017	$9,194,652
Reclassification	(59,835)

Balance on December 31, 2017	$9,134,817

Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080,119)
Depreciation expense	(20,831)
Reclassification	2,947
Reversal of impairment loss	10,979

Balance on December 31, 2017	$(1,087,024)

Balance on January 1, 2017, net	$8,114,533

Balance on December 31, 2017, net	$8,047,793

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $10,979 thousand and $147,527 thousand for the years ended December 31, 2017 and 2016, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

The fair values of the Company’s investment properties as of December 31, 2017 and 2016 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2017	2016
Fair value	$17,728,012	$17,778,228

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%
Profit margin ratio	12%-20%	10%-20%
Discount rate	1.04%	1.04%
Capitalization rate	0.47%-1.69%	0.43%-1.78%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2016	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709
Additions-acquired separately	—	277,380	—	5,429	282,809
Disposal	—	(120,584)	—	(79)	(120,663)
Effect of foreign exchange difference	—	(367)	—	—	(367)
Others	—	3,035	—	—	3,035

Balance on December 31, 2016	$59,209,000	$3,408,092	$236,200	$414,231	$63,267,523

Accumulated amortization and impairment
Balance on January 1, 2016	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)
Amortization expenses	(2,804,912)	(550,914)	—	(22,995)	(3,378,821)
Disposal	—	120,584	—	79	120,663
Impairment losses	—	(99)	—	—	(99)
Effect of foreign exchange difference	—	84	—	5	89

Balance on December 31, 2016	$(13,412,712)	$(2,413,337)	$(18,055)	$(69,995)	$(15,914,099)

Balance on January 1, 2016, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

Balance on December 31, 2016, net	$45,796,288	$994,755	$218,145	$344,236	$47,353,424

Cost
Balance on January 1, 2017	$59,209,000	$3,408,092	$236,200	$414,231	$63,267,523
Additions-acquired separately	10,935,000	365,655	—	3,978	11,304,633
Disposal	—	(461,850)	—	(18)	(461,868)
Effect of foreign exchange difference	—	(287)	—	(41)	(328)

Balance on December 31, 2017	$70,144,000	$3,311,610	$236,200	$418,150	$74,109,960

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2017	$(13,412,712)	$(2,413,337)	$(18,055)	$(69,995)	$(15,914,099)
Amortization expenses	(3,261,853)	(480,496)	—	(23,671)	(3,766,020)
Disposal	—	461,804	—	18	461,822
Impairment losses	—	—	(8,622)	—	(8,622)
Effect of foreign exchange difference	—	232	—	(5)	227

Balance on December 31, 2017	$(16,674,565)	$(2,431,797)	$(26,677)	$(93,653)	$(19,226,692)

Balance on January 1, 2017, net	$45,796,288	$994,755	$218,145	$344,236	$47,353,424

Balance on December 31, 2017, net	$53,469,435	$879,813	$209,523	$324,497	$54,883,268

(Concluded)

For long-term business development, Chunghwa submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $10,935,000 thousand in November 2017.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

SENAO evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries at the end of each year. SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type, and evaluated the recoverable amount of those cash generating units by their value in use. The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years. Discount rates were 14.8% and 14.6% as of December 31 2017 and 2016, respectively and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $8,622 thousand for the year ended December 31, 2017. The impairment loss was included in other income and expenses in the statements of comprehensive income. There was no impairment loss recognized for the year ended December 31, 2016.

20.	OTHER ASSETS

	December 31
	2017	2016
Spare parts	$2,058,769	$1,775,715
Refundable deposits	1,860,364	2,083,753
Other financial assets	1,000,000	1,000,000
Others	2,800,112	2,288,294

	$7,719,245	$7,147,762

(Continued)

	December 31
	2017	2016
Current
Spare parts	$2,058,769	$1,775,715
Others	123,989	346,062

	$2,182,758	$2,121,777

Noncurrent
Refundable deposits	$1,860,364	$2,083,753
Other financial assets	1,000,000	1,000,000
Others	2,676,123	1,942,232

	$5,536,487	$5,025,985

(Concluded)

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2017	2016
Hedging derivative financial liabilities
Cash flow hedge—forward exchange contracts	$850	$586

Chunghwa’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2017 and 2016, losses arising from changes in fair value of the hedged items recognized in other comprehensive income were $263 thousand and $1,085 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2017 and 2016, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related gain of $1,748 thousand and $696 thousand from equity to profit or loss which arising from the forward exchange contracts of the aforementioned transactions for the years ended December 31, 2017 and 2016, respectively.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2017
Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR3,963/NT$141,605

December 31, 2016
Forward exchange contracts—buy	EUR/NT$	2017.03	EUR2,967/NT$101,743

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year Ended December 31
	2017	2016
Construction in progress and equipment to be accepted	$(2,411)	$(15,139)

22.	SHORT-TERM LOANS

	December 31
	2017	2016
Secured loans (Note 40)	$—	$20,000
Unsecured loans	70,000	118,000

	$70,000	$138,000

The annual interest rates of loans were as follows:

	December 31
	2017	2016
Secured loans	—	1.98%
Unsecured loans	2.15%-2.19%	1.95%-2.25%

23.	LONG-TERM LOANS

	December 31
	2017	2016
Secured loans (Note 40)	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	December 31
	2017	2016
Secured loans	0.91%	0.91%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is extended to September 2021.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest is paid monthly, amortization of principal began in May 2016, and the loan is due in April 2029. CHPT made early repayments of $148,000 thousand, $50,000 thousand and $150,000 thousand from September to December 2014, in November 2015, and from March to April 2016, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2017	2016
Trade notes and accounts payable	$19,395,889	$18,809,664

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2017	2016
Accrued salary and compensation	$9,748,433	$9,769,858
Payables to contractors	2,057,651	2,395,881
Accrued compensation to employees and remuneration to directors and supervisors	1,948,821	2,014,794
Payables to equipment suppliers	1,689,685	1,623,027
Accrued franchise fees	1,248,010	1,325,535
Amounts collected for others	1,202,933	1,407,488
Accrued maintenance costs	1,081,473	1,061,875
Others	6,024,395	6,819,878

	$25,001,401	$26,418,336

26.	PROVISIONS

	December 31
	2017	2016
Warranties	$131,789	$110,975
Trade-in right	87,572	31,378
Employee benefits	43,429	38,014
Others	4,467	4,447

	$267,257	$184,814

(Continued)

	December 31
	2017	2016
Current	$188,744	$118,872
Noncurrent	78,513	65,942

	$267,257	$184,814

(Concluded)

	Warranties	Trade-in right	Employee Benefits	Others	Total
Balance on January 1, 2016	$213,114	$—	$30,108	$4,682	$247,904
Additional provisions recognized	80,573	31,378	9,344	75	121,370
Used / forfeited during the year	(182,712)	—	(1,438)	(310)	(184,460)

Balance on December 31, 2016	$110,975	$31,378	$38,014	$4,447	$184,814

Balance on January 1, 2017	$110,975	$31,378	$38,014	$4,447	$184,814
Additional provisions recognized	78,952	69,308	7,187	50	155,497
Used / forfeited during the year	(58,138)	(13,114)	(1,772)	(30)	(73,054)

Balance on December 31, 2017	$131,789	$87,572	$43,429	$4,467	$267,257

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.	The provision for trade-in right is based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision is recognized as a reduction of revenue in the period in which the goods are sold.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $796,813 thousand as of December 31, 2017.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, and SHE with the pension mechanism under the Labor Standards Law are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law of the ROC revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2017	2016
Present value of funded defined benefit obligation	$37,662,966	$34,572,194
Fair value of plan assets	(34,972,376)	(33,954,016)

Funded status—deficit	$2,690,590	$618,178

Net defined benefit liabilities	$2,703,569	$1,536,814
Net defined benefit assets	(12,979)	(918,636)

	$2,690,590	$618,178

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2016	$30,882,113	$23,794,280	$7,087,833

Current service cost	2,866,371	—	2,866,371
Interest expense/interest income	599,667	573,125	26,542

Amounts recognized in profit or loss	3,466,038	573,125	2,892,913

(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	$—	$(352,477)	$352,477
Actuarial gains recognized from changes in demographic assumptions	(124,492)	—	(124,492)
Actuarial losses recognized from changes in financial assumptions	1,715,104	—	1,715,104
Actuarial losses recognized from experience adjustments	100,325	—	100,325

Amounts recognized in other comprehensive income	1,690,937	(352,477)	2,043,414

Contributions from employer	—	11,235,496	(11,235,496)
Benefits paid	(1,296,408)	(1,296,408)	—
Benefits paid directly by the Company	(170,486)	—	(170,486)

Balance on December 31, 2016	34,572,194	33,954,016	618,178

Current service cost	2,918,166	—	2,918,166
Interest expense/interest income	506,261	519,049	(12,788)

Amounts recognized in profit or loss	3,424,427	519,049	2,905,378

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(192,650)	192,650
Actuarial losses recognized from changes in demographic assumptions	14,424	—	14,424
Actuarial losses recognized from experience adjustments	1,816,419	—	1,816,419

Amounts recognized in other comprehensive income	1,830,843	(192,650)	2,023,493

Contributions from employer	—	2,635,225	(2,635,225)
Benefits paid	(1,943,264)	(1,943,264)	—
Benefits paid directly by the Company	(221,234)	—	(221,234)

Balance on December 31, 2017	$37,662,966	$34,972,376	$2,690,590

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2017	2016
Operating costs	$1,733,951	$1,732,595
Marketing expenses	847,318	837,905
General and administrative expenses	155,707	154,617
Research and development expenses	96,953	97,336

	$2,833,929	$2,822,453

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2017	2016
Discount rates	1.50%	1.50%
Expected rates of salary increase	1.20%-2.00%	1.20%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2017	2016
Discount rates
0.5% increase	$(1,231,822)	$(1,219,246)

0.5% decrease	$1,309,513	$1,298,399

Expected rates of salary increase
0.5% increase	$1,397,699	$1,379,365

0.5% decrease	$(1,325,710)	$(1,305,935)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2017	2016
The expected contributions to the plan for the next year	$4,392,763	$2,723,526

The average duration of the defined benefit obligation	6-13 years	7-14 years

As of December 31, 2017, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2018	$2,042,594
2019	4,715,736
2020	8,087,985
2021	11,201,321
2022 and thereafter	48,309,789

$74,357,425

29.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2017	2016
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2017, the outstanding ADSs were 260,561 thousand common stocks, which equaled 26,056 thousand units and represented 3.36% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2017 and 2016 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2016	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,081)	—	—	—	—	(1,081)
Partial disposal of interests in subsidiaries	—	—	—	58,206	—	—	58,206
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389,740	—	—	—	389,740
Share-based payment transactions of subsidiaries	—	—	6	—	—	—	6

Balance on December 31, 2016	147,329,386	76,972	390,030	84,850	13,170	20,648,078	168,542,486
Unclaimed dividend	—	—	—	—	3,023	—	3,023
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	13,965	—	—	—	—	13,965
Partial disposal of interests in subsidiaries	—	—	321	76,393	—	—	76,714
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	801,727	—	—	—	801,727
Other changes in additional paid-in capital of subsidiaries	—	—	84	—	—	—	84
Share-based payment transactions of subsidiaries	—	—	1,984	—	—	—	1,984
Treasury stock transfer of subsidiaries	—	—	26,900	—	—	—	26,900

Balance on December 31, 2017	$147,329,386	$90,937	$1,221,046	$161,243	$16,193	$20,648,078	$169,466,883

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to stockholders and do not include employees. To comply with the above amendments to the Company Act of the ROC, amendments to the policy on dividend distribution and the addition of the policy on distribution of employees’ and directors’ compensation in Chunghwa’s Articles of Incorporation were approved by the stockholders in their meeting on June 24, 2016.

In accordance with the Chunghwa’s amended Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

For the information on compensation to the employees and remuneration to the directors accured based on the Chunghwa’s amended Articles of Incorporation, please refer to Note 31.a.7)—Employee benefit expenses.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident stockholders, all stockholders receiving the dividends are entitled to a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2016 and 2015 earnings of Chunghwa approved by the stockholders in their meetings on June 23, 2017 and June 24, 2016 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2015	For Fiscal Year 2016	For Fiscal Year 2015
Special reserve	$5,404	$—
Cash dividends	38,336,525	42,551,146	$4.9419	$5.4852

The appropriations of earnings for 2017 had been proposed by Chunghwa’s Board of Directors on March 13, 2018. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Reversal of special reserve	$5,404
Cash dividends	37,204,714	$4.796

The appropriations of earnings for 2017 are subject to the resolution of the stockholders’ meeting planned to be held on June 15, 2018. Information of the appropriation of the Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2017	2016
Beginning balance	$(50,885)	$90,964
Unrealized gain (loss) on available-for-sale financial assets	606,878	(720,914)
Income tax relating to unrealized gain and loss on available-for-sale financial assets	2,154	1,516
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	(38)	216
Amount reclassified from equity to profit or loss on impairment of available-for-sale financial assets	—	577,333

Ending balance	$558,109	$(50,885)

e.	Noncontrolling interests

	Year Ended December 31
	2017	2016
Beginning balance	$6,495,922	$5,269,075
Shares attributed to noncontrolling interests
Net income for the year	1,168,696	1,162,975
Exchange differences arising from the translation of the net investment in foreign operations	(11,557)	(40,559)
Unrealized loss on available-for-sale financial assets	(1,566)	(1,102)
Income tax relating to unrealized gain and loss on available-for-sale financial assets	266	187
Remeasurements of defined benefit pension plans	(8,053)	(17,577)
Income tax relating to remeasurements of defined benefit pension plans	1,369	2,988

(Continued)

	Year Ended December 31
	2017	2016
Share of other comprehensive loss of associates accounted for using equity method	$(2,445)	$(1,228)
Cash dividends distributed by subsidiaries	(942,482)	(709,971)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	1,762	(1,543)
Partial disposal of interests in subsidiaries	29,217	25,422
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	1,750,326	785,769
Other changes in additional paid-in capital of subsidiaries	41	—
Share-based payment transactions of subsidiaries	19,799	17,189
Net increase in noncontrolling interests	196,300	4,297

Ending balance	$8,697,595	$6,495,922

(Concluded)

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, please refer to Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2017	2016
Loss on disposal of property, plant and equipment	$(106,692)	$(48,249)
Impairment loss on property, plant and equipment	—	(595,828)
Reversal of impairment loss on investment properties	10,979	147,527
Loss on disposal of intangible assets	(46)	—
Impairment loss on intangible assets	(8,622)	(99)

	$(104,381)	$(496,649)

2)	Other income

	Year Ended December 31
	2017	2016
Dividend income	$327,861	$390,856
Rental income	60,516	40,776
Income from Piping Fund	362	201,648
Others	446,726	438,826

	$835,465	$1,072,106

3)	Other gains and losses

	Year Ended December 31
	2017	2016
Net foreign currency exchange gains (losses)	$(87,330)	$180,877
Gain on disposal of financial instruments	2,748	490
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	779	(1,153)
Loss on disposal of investments accounted for using equity method	(223)	(409)
Impairment loss on available-for-sale financial assets	—	(577,333)
Others	(48,132)	(49,012)

	$(132,158)	$(446,540)

4)	Impairment loss (reversal of impairment loss) on financial instruments

	Year Ended December 31
	2017	2016
Trade notes and accounts receivable	$577,647	$942,727

Other receivables	$65,363	$(1,736)

Available-for-sale financial assets	$—	$577,333

5)	Impairment loss (reversal of impairment loss) on non-financial assets

	Year Ended December 31
	2017	2016
Inventories	$52,487	$191,846

Property, plant and equipment	$—	$595,828

Investment properties	$(10,979)	$(147,527)

Intangible assets	$8,622	$99

6)	Depreciation and amortization expenses

	Year Ended December 31
	2017	2016
Property, plant and equipment	$28,142,753	$29,087,029
Investment properties	20,831	19,119
Intangible assets	3,766,020	3,378,821

Total depreciation and amortization expenses	$31,929,604	$32,484,969

Depreciation expenses summarized by functions
Operating costs	$26,401,822	$27,214,066
Operating expenses	1,761,762	1,892,082

	$28,163,584	$29,106,148

(Continued)

	Year Ended December 31
	2017	2016
Amortization expenses summarized by functions
Operating costs	$3,473,233	$3,041,872
Marketing expenses	153,458	172,827
General and administrative expenses	104,205	126,085
Research and development expenses	35,124	38,037

	$3,766,020	$3,378,821

(Concluded)

7)	Employee benefit expenses

	Year Ended December 31
	2017	2016
Post-employment benefit
Defined contribution plans	$593,714	$543,872
Defined benefit plans	2,833,929	2,822,453

	3,427,643	3,366,325

Share-based payment
Equity-settled share-based payment	21,783	17,195

Other employee benefit
Salaries	25,759,742	25,984,961
Insurance	2,748,020	2,651,837
Others	15,449,368	15,729,590

	43,957,130	44,366,388

Total employee benefit expenses	$47,406,556	$47,749,908

Summary by functions
Operating costs	$24,725,143	$25,189,832
Operating expenses	22,681,413	22,560,076

	$47,406,556	$47,749,908

According to the Company Act as amended in May 2015 and the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on June 24, 2016, Chunghwa shall distribute employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2017, the payables of the employees’ compensation and the remuneration to directors were $1,596,012 thousand and $40,750 thousand, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on March 13, 2018 and will be reported to the stockholders in their meeting planned to be held on June 15, 2018.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2016 and 2015 approved by the Board of Directors on March 7, 2017 and March 11, 2016, respectively, were as follows:

	2016	2015
	Cash	Cash
Compensation distributed to the employees	$1,702,164	$1,927,518
Remuneration paid to the directors	42,087	44,852

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2017 and 2016 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Year Ended December 31
	2017	2016
Unrealized gain (loss) on available-for-sale financial assets
Arising during the year	$605,317	$(722,016)
Reclassification adjustments
Upon disposal	(43)	216
Upon impairment	—	577,333

	$605,274	$(144,467)

Cash flow hedges
Gain arising during the year	$3,896	$14,750
Reclassification adjustments included in profit or loss	(1,748)	(696)
Adjusted against the carrying amount of hedged items	(2,411)	(15,139)

	$(263)	$(1,085)

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2017	2016
Current tax
Current tax expenses recognized for the year	$7,993,159	$6,735,442
Income tax on unappropriated earnings	48,170	19,244
Income tax adjustments on prior years	(1,997)	(21,709)
Others	11,210	14,906

	8,050,542	6,747,883

(Continued)

	Year Ended December 31
	2017	2016
Deferred tax
Deferred tax expenses recognized for the year	$(101,663)	$1,404,679
Income tax adjustments on prior years	5,582	—

	(96,081)	1,404,679

Income tax recognized in profit or loss	$7,954,461	$8,152,562

(Concluded)

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2017	2016
Income before income tax	$47,997,062	$49,382,547

Income tax expense calculated at the statutory rate (17%)	$8,159,501	$8,395,033
Nondeductible revenues and expenses in determining taxable income	34,300	5,316
Unrecognized deductible temporary differences	(856)	(8,537)
Unrecognized loss carryforwards	9,859	11,605
Tax-exempt income	(87,476)	(20,231)
Income tax on unappropriated earnings	48,170	19,244
Investment credits	(211,740)	(234,101)
Effect of different tax rates of group entities operating in other jurisdictions	(2,110)	(8,117)
Income tax adjustments on prior years	3,585	(21,709)
Others	1,228	14,059

Income tax expense recognized in profit or loss	$7,954,461	$8,152,562

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Act of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In February 2018, it was announced by the President that the Income Tax Act in the ROC was amended and starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to 2018 unappropriated earnings will be reduced from 10% to 5%. Deferred tax assets and deferred tax liabilities recognized as at December 31, 2017 are expected to increase by $480,440 thousand and $235,519 thousand, respectively, as a result of the aforementioned tax rate changes in 2018.

b.	Income tax benefit recognized in other comprehensive income

	Year Ended December 31
	2017	2016
Deferred tax
Unrealized gain or loss on available-for-sale financial assets	$(2,420)	$(1,703)
Remeasurement on defined benefit plan	(343,994)	(347,380)

Total income tax benefit recognized in other comprehensive income	$(346,414)	$(349,083)

c.	Current tax assets and liabilities

	December 31
	2017	2016
Current tax assets
Tax refund receivable (included in other current assets—other)	$1,670	$5,337

Current tax liabilities
Income tax payable	$4,725,698	$2,467,551

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2017

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
Deferred income tax assets

Temporary differences
Defined benefit obligation	$1,373,755	$5,397	$343,978	$1,723,130
Share of profits of associates and joint ventures accounted for using equity method	329,775	930	—	330,705
Allowance for doubtful receivables over quota	230,017	59,026	—	289,043
Impairment loss on property, plant and equipment	122,805	(10,482)	—	112,323
Deferred revenue	117,193	(11,451)	—	105,742
Valuation loss on inventory	20,616	2,289	—	22,905
Estimated warranty liabilities	18,544	3,845	—	22,389
Unrealized foreign exchange loss, net	120	16,543	—	16,663
Accrued award credits liabilities	19,926	(4,539)	—	15,387
Trade-in right	—	14,887	—	14,887

(Continued)

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
Property, plant and equipment	$1,850	$(88)	$—	$1,762
Others	33,775	(4,228)	—	29,547

	2,268,376	72,129	343,978	2,684,483
Loss carryforwards	53,850	(8,240)	—	45,610

	$2,322,226	$63,889	$343,978	$2,730,093

Deferred income tax liabilities

Temporary differences
Defined benefit obligation	$1,268,319	$(2,923)	$(16)	$1,265,380
Land value incremental tax	94,986	—	—	94,986
Intangible assets	40,742	(2,631)	—	38,111
Deferred revenue for award credits	45,690	(16,880)	—	28,810
Valuation gain or loss on financial instruments, net	3,632	(37)	(2,420)	1,175
Unrealized foreign exchange gain, net	9,545	(9,411)	—	134
Others	1,306	(310)	—	996

	$1,464,220	$(32,192)	$(2,436)	$1,429,592

(Concluded)

For the year ended December 31, 2016

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,205,660	$(179,240)	$347,335	$1,373,755
Share of profits of associates and joint ventures accounted for using equity method	325,231	4,544	—	329,775
Allowance for doubtful receivables over quota	168,756	61,261	—	230,017
Impairment loss on property, plant and equipment	44,406	78,399	—	122,805
Deferred revenue	136,403	(19,210)	—	117,193
Valuation loss on inventory	33,323	(12,707)	—	20,616
Estimated warranty liabilities	17,584	960	—	18,544
Unrealized foreign exchange loss, net	18,479	(18,359)	—	120
Accrued award credits liabilities	21,970	(2,044)	—	19,926

(Continued)

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
Property, plant and equipment	$2,027	$(177)	$—	$1,850
Others	39,502	(5,727)	—	33,775

	2,013,341	(92,300)	347,335	2,268,376
Loss carryforwards	48,236	5,614	—	53,850

	$2,061,577	$(86,686)	$347,335	$2,322,226

Deferred income tax liabilities
Temporary differences

Defined benefit obligation	$614	$1,267,750	$(45)	$1,268,319
Land value incremental tax	94,986	—	—	94,986
Intangible assets	43,373	(2,631)	—	40,742
Deferred revenue for award credits	1,942	43,748	—	45,690
Valuation gain or loss on financial instruments, net	5,326	9	(1,703)	3,632
Unrealized foreign exchange gain, net	542	9,003	—	9,545
Others	1,192	114	—	1,306

	$147,975	$1,317,993	$(1,748)	$1,464,220

(Concluded)

e.	Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2017	2016
Loss carryforwards
Expire in 2018	$126,429	$126,429
Expire in 2019	137,604	137,604
Expire in 2020	41,758	41,858
Expire in 2021	9,347	12,817
Expire in 2022	10,957	1,446
Expire in 2023	21	592
Expire in 2024	20	20
Expire in 2025	13,122	13,702
Expire in 2026	23	23
Expire in 2027	2,575	—

	$341,856	$334,491

Deductible temporary differences	$2,543	$3,431

f.	Information about unused loss carryforwards

As of December 31, 2017, information about loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
$126,429	2018
137,604	2019
45,130	2020
19,806	2021
12,436	2022
1,487	2023
3,580	2024
27,913	2025
9,986	2026
3,095	2027

$387,466

g.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of December 31, 2017 and 2016, Chunghwa’s unappropriated earnings are generated after the adoption of Integrated Income Tax System.

Imputation credit account

December 31, 2016
Balance of Imputation Credit Account (“ICA”)	$7,690,580

The creditable ratio for distribution of earnings of 2016 was 20.48%. Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Act of the ROC in June 2014. However, starting from January 1, 2018, the imputation tax system was abolished and imputation credit account is no longer applicable based on amended ROC Income Tax Act announced in February 2018.

h.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SENAO (except 2014), LED (except 2014), CHIEF, HHI, CHI, CHSI, CHYP, CHPT, SFD, Youth, Youyi, Aval, Unigate and SHE have been examined by the tax authorities through 2015. Income tax returns of ISPOT and CHST have been examined through 2016, and income tax returns of CEI’s 2015 current final reports on total business income to liquidation date and on income earned from liquidation have been examined by the tax authorities.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2017	2016
Net income used to compute the basic earnings per share
Net income attributable to the parent	$38,873,905	$40,067,010
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(459)	(524)

Net income used to compute the diluted earnings per share	$38,873,446	$40,066,486

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Year Ended December 31
	2017	2016
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	10,486	11,922

Weighted average number of common stocks used to compute the diluted earnings per share	7,767,933	7,769,369

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$70.70 (Original price$93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

The compensation costs of stock options granted on May 7, 2013 were $3,991 thousand and $13,229 thousand for the years ended December 31, 2017 and 2016, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2017 and the exercise price changed from $76.10 to $70.70 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in July 2016 and the exercise price changed from $81.40 to $76.10 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the years ended December 31, 2017 and 2016 was as follows:

	Year Ended December 31
	2017		2016
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	6,587	$76.10	7,787	$81.40
Options exercised	—	—	—	—
Options forfeited	(661)	—	(1,200)	—

Options outstanding at end of the year	5,926	70.70	6,587	76.10

Option exercisable at end of the year	5,926	70.70	4,947	76.10

As of December 31, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	5,926	1.35	$70.70	5,926	$70.70

As of December 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,587	2.35	$76.10	4,947	$76.10

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	SENAO transferred the treasury stock

The Board of Directors of SENAO resolved to transfer treasury stock to specific employees in May and November 2017. The aforementioned treasury stock transferred to employees were measured at the fair value of the grant date. SENAO totally transfered 3,342 thousand shares of treasury stock and the compensation cost of $8,698 thousand was recognized for the year ended December 31, 2017.

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

	Stock Options Granted on November 17, 2017	Stock Options Granted on May 23 , 2017
Grant-date share price (NT$)	$51.00	$53.60
Exercise price (NT$)	$49.28	$49.28
Dividends yield	—	—
Risk-free interest rate	0.59%	0.59%
Expected life	14 days	9 days
Expected volatility	9.94%	12.35%
Weighted average fair value of grants (NT$)	$1.75	$4.33

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c. CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950	$147.00
2015.10.22	2015.10.22	2,000	34.40 (Original price$43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $147.00 and $43.00 , respectively. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation cost recognized for stock options granted on December 19, 2017 was $96 thousand for the year ended December 31, 2017.

The compensation costs recognized for stock options granted on October 22, 2015 were $3,177 thousand and $3,950 thousand for the years ended December 31, 2017 and 2016, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2017 and 2016 was as follows:

	Year Ended December 31
	2017				2016
	Granted on December 19, 2017		Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	1,948	$34.40	2,000	$43.00
Options granted	950	147.00	—	—	—	—
Options forfeited	—	—	(12)	—	(52)	—

Options outstanding at end of the year	950	147.00	1,936	34.40	1,948	34.40

Option exercisable at end of the year	—	—	968	34.40	—	—

As of December 31, 2017, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	950	4.96	$147.00	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,936	2.81	$34.40	968	$34.40

As of December 31, 2016, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,948	3.81	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$95.92	$39.55
Exercise price (NT$)	$147.00	$43.00
Dividends yield	—	—
Risk-free interest rate	0.62%	0.86%
Expected life	5 years	5 years
Expected volatility	17.35%	21.02%
Weighted average fair value of grants (NT$)	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

d.	New shares reserved for subscription by employees under cash injection of CHPT

1) Capital Increase in September 2017

On February 8, 2017, the Board of Directors of CHPT approved the cash injection to issue 2,000 thousand shares and simultaneously reserved 300 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value. The compensation cost was $5,821 thousand for the year ended December 31, 2017.

CHPT used the fair value method to evaluate the options granted to employees on September 18, 2017 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on September 18, 2017
Grant-date share price (NT$)	$1,295.00
Exercise price (NT$)	$1,267.33
Dividends yield	—
Risk-free interest rate	0.35%
Expected life	4 days
Expected volatility	28.30%
Weighted average fair value of grants (NT$)	$31.60

Expected volatility was based on the historical share price volatility of CHPT over the period equal to the expected life.

2) Capital Increase in March 2016

On December 8, 2015, the Board of Directors of CHPT approved the cash injection to issue 2,787 thousand shares and simultaneously reserved 418 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value. The compensation cost was $16 thousand for the year ended December 31, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2017 and 2016, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2017	2016
Increase in property, plant and equipment	$26,069,064	$24,591,272
Changes in other payables	806,272	(1,074,489)

	$26,875,336	$23,516,783

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2017	2016
Within one year	$2,918,651	$2,811,440
Longer than one year but within five years	5,796,026	5,449,712
Longer than five years	778,808	960,069

	$9,493,485	$9,221,221

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2017	2016
Within one year	$353,023	$427,159
Longer than one year but within five years	658,768	600,093
Longer than five years	242,799	320,982

	$1,254,590	$1,348,234

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2016

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,989,892	$—	$1,995,869	$—
Bank debentures	150,000	—	150,488	—

	$2,139,892	$—	$2,146,357	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair values on a recurring basis

December 31, 2017

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Listed securities
Equity investments	$3,125,086	$—	$—	$3,125,086

Financial liabilities at FVTPL
Derivatives	$—	$578	$—	$578

Hedging derivative financial liabilities	$—	$850	$—	$850

December 31, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$217	$—	$217

Available-for-sale financial assets
Listed securities
Equity investments	$2,521,027	$—	$—	$2,521,027

Financial liabilities at FVTPL
Derivatives	$—	$1,356	$—	$1,356

Hedging derivative financial liabilities	$—	$586	$—	$586

There were no transfers between Levels 1 and 2 for the years ended December 31, 2017 and 2016.

The	fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

Categories of Financial Instruments

	December 31
	2017	2016
Financial assets

Measured at FVTPL
Held for trading	$—	$217
Held-to-maturity financial assets	—	2,139,892
Loans and receivables (Note a)	68,983,820	70,040,806
Available-for-sale financial assets (Note b)	5,750,871	4,763,847

Financial liabilities

Measured at FVTPL
Held for trading	578	1,356
Hedging derivative financial liabilities	850	586
Measured at amortized cost (Note c)	39,725,662	40,553,001

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2017	2016
Assets
USD	$5,584,064	$5,326,692
EUR	28,492	14,004
SGD	62,909	105,710
RMB	2,986	29,737
JPY	36,248	13,021
Liabilities
USD	4,963,953	4,237,739
EUR	1,322,803	967,727
SGD	96,442	576
RMB	25	49
JPY	11,934	10,454

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2017	2016
Assets
USD	$—	$217
Liabilities
USD	484	—
EUR	944	1,942

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2017	2016
Profit or loss
Monetary assets and liabilities (a)
USD	$31,006	$54,448
EUR	(64,716)	(47,686)
SGD	(1,677)	5,257
RMB	148	1,484
JPY	1,216	128
Derivatives (b)
USD	6,235	2,741
EUR	3,454	8,233
Equity
Derivatives (c)
EUR	7,048	5,030

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2017	2016
Fair value interest rate risk
Financial assets	$25,911,422	$28,302,792
Cash flow interest rate risk
Financial assets	6,714,639	6,581,916
Financial liabilities	1,670,000	1,738,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $12,612 thousand and $12,110 thousand for the years ended December 31, 2017 and 2016, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from listed equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $156,254 thousand and $126,051 thousand as a result of the changes in fair value of available-for-sale financial assets for the years ended December 31, 2017 and 2016, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
December 31, 2017

Non-derivative financial liabilities
Non-interest bearing	—	$41,884,644	$—	$3,196,831	$4,671,441	$—	$49,752,916
Floating interest rate instruments	0.97	50,000	—	20,000	1,600,000	—	1,670,000

		$41,934,644	$—	$3,216,831	$6,271,441	$—	$51,422,916

December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	—	$43,975,279	$—	$2,014,794	$4,609,580	$—	$50,599,653
Floating interest rate instruments	1.00	—	38,000	100,000	1,600,000	—	1,738,000

		$43,975,279	$38,000	$2,114,794	$6,209,580	$—	$52,337,653

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2017

Gross settled

Forward exchange contracts
Inflows	$124,997	$173,068	$36,654	$—	$334,719
Outflows	125,481	174,021	36,645	—	336,147

	$(484)	$(953)	$9	$—	$(1,428)

December 31, 2016

Gross settled

Forward exchange contracts
Inflows	$54,846	$266,741	$—	$—	$321,587
Outflows	54,629	268,683	—	—	323,312

	$217	$(1,942)	$—	$—	$(1,725)

2)	Financing facilities

	December 31
	2017	2016
Unsecured bank loan facility
Amount used	$90,000	$118,000
Amount unused	45,748,967	46,218,883

	$45,838,967	$46,336,883

Secured bank loan facility
Amount used	$1,600,000	$1,620,000
Amount unused	1,910,000	200,000

	$3,510,000	$1,820,000

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnGenius Tech. Co., Ltd.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST

(Continued)

Company	Relationship
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

(Concluded)

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2017	2016
Associates	$344,305	$292,488
Joint ventures	563	6,802
Others	64,951	49,146

	$409,819	$348,436

	Operating Costs and Expenses
	Year Ended December 31
	2017	2016
Associates	$1,196,636	$1,404,519
Joint ventures	2,247	17,246
Others	71,596	73,763

	$1,270,479	$1,495,528

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2017	2016
Associates	$31,554	$37,167
Others	32	46

	$31,586	$37,213

3)	Receivables

	December 31
	2017	2016
Associates	$43,302	$8,942
Joint ventures	—	50
Others	6,065	4,807

	$49,367	$13,799

4)	Payables

	December 31
	2017	2016
Associates	$679,845	$756,930
Joint ventures	—	954
Others	4,340	4,189

	$684,185	$762,073

5)	Customers’ deposits

	December 31
	2017	2016
Associates	$5,700	$10,355
Joint ventures	—	640

	$5,700	$10,995

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2017	2016
Associates	$389,924	$313,202
Joint ventures	46	6,869

	$389,970	$320,071

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2017 was $391,691 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $187,293 thousand. The total rental expense for the year ended December 31, 2016 was $393,701 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $189,303 thousand. The prepaid rents (classified as prepayments) as of December 31, 2017 and 2016, were as follows:

	December 31
	2017	2016
Prepaid rents—current	$204,398	$204,398
Prepaid rents—noncurrent	1,550,021	1,754,419

	$1,754,419	$1,958,817

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2017	2016
Short-term employee benefits	$253,254	$251,137
Post-employment benefits	9,171	8,038
Share-based payment	2,162	1,779

	$264,587	$260,954

The compensation of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	December 31
	2017	2016
Property, plant and equipment	$2,550,352	$2,579,866
Land held under development (included in inventories)	1,998,733	1,998,733
Restricted assets (included in other assets— others)	2,500	20,633

	$4,551,585	$4,599,232

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s significant contingent liabilities and recognized commitments, excluding those disclosed in other notes, were as follows:

a.	As of December 31, 2017, acquisitions of land and buildings of $118,282 thousand.

b.	As of December 31, 2017, acquisitions of telecommunications equipment of $16,199,273 thousand.

c.	As of December 31, 2017, unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,613,800 thousand as of July 2017. The payment is not yet paid as of December 31, 2017.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	December 31, 2017
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$20,224	29.76	$601,877
EUR	757	35.57	26,941
SGD	2,752	22.26	61,270
RMB	197	4.565	898
JPY	97,684	0.264	25,789
Accounts receivable
USD	167,412	29.76	4,982,187
EUR	44	35.57	1,551
SGD	74	22.26	1,639
RMB	457	4.565	2,088
JPY	39,616	0.264	10,459
Non-monetary items
Investments accounted for using equity method
USD	762	29.76	22,731
SGD	21,227	22.26	472,505
VND	215,397,479	0.00119	256,323

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	166,800	29.76	4,963,953
EUR	37,189	35.57	1,322,803
SGD	4,333	22.26	96,442
RMB	5	4.565	25
JPY	45,203	0.264	11,934

	December 31, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
Cash
USD	$15,992	32.25	$515,733
EUR	413	33.90	14,004
SGD	4,701	22.29	104,784
RMB	6,441	4.617	29,737
JPY	41,821	0.276	11,543
Accounts receivable
USD	149,177	32.25	4,810,959
SGD	42	22.29	926
JPY	5,354	0.276	1,478
Non-monetary items
Investments accounted for using equity method
USD	727	32.25	23,458
SGD	20,944	22.29	466,847
VND	213,034,109	0.00129	274,814
Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	131,403	32.25	4,237,739
EUR	28,547	33.90	967,727
SGD	26	22.29	576
RMB	11	4.617	49
JPY	37,877	0.276	10,454

The unrealized foreign exchange gains and losses were loss of $67,954 thousand and gain of $62,960 thousand for the years ended December 31, 2017 and 2016, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2017
Revenues
From external customers	$71,136,604	$109,376,248	$28,917,514	$13,552,343	$4,531,474	$227,514,183
Intersegment revenues	22,514,866	2,030,565	4,208,685	2,375,280	4,600,296	35,729,692

Segment revenues	$93,651,470	$111,406,813	$33,126,199	$15,927,623	$9,131,770	263,243,875

Intersegment elimination						(35,729,692)

Consolidated revenues						$227,514,183

Segments operating costs and expenses	$62,795,150	$80,274,903	$13,288,122	$13,385,017	$10,963,633	$180,706,825

Segment income (loss) before income tax	$24,888,058	$12,433,249	$11,118,327	$1,028,983	$(1,471,555)	$47,997,062

Year ended December 31, 2016
Revenues
From external customers	$72,783,774	$110,801,831	$28,100,193	$14,433,501	$3,872,129	$229,991,428
Intersegment revenues	22,669,037	2,529,544	4,733,529	2,680,822	4,121,847	36,734,779

Segment revenues	$95,452,811	$113,331,375	$32,833,722	$17,114,323	$7,993,976	266,726,207

Intersegment elimination						(36,734,779)

Consolidated revenues						$229,991,428

Segments operating costs and expenses	$64,229,704	$79,592,777	$13,160,262	$14,313,136	$10,093,622	$181,389,501

Segment income (loss) before income tax	$25,657,655	$13,925,960	$10,729,227	$1,097,771	$(2,028,066)	$49,382,547

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2017
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$407,243	$407,243

Interest revenue	$21,282	$14,791	$8,619	$15,510	$145,246	$205,448

Interest expenses	$—	$5,406	$195	$—	$16,312	$21,913

Depreciation and amortization	$15,614,052	$11,000,948	$3,385,312	$1,476,658	$452,634	$31,929,604

Capital expenditure	$11,647,266	$9,742,113	$2,778,821	$1,580,156	$1,126,980	$26,875,336

Impairment loss on property, plant and equipment	$—	$—	$—	$—	$—	$—

Reversal of impairment loss on investment properties	$10,979	$—	$—	$—	$—	$10,979

Year ended December 31, 2016
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$482,660	$482,660

Interest revenue	$15,196	$10,883	$6,423	$6,153	$150,196	$188,851

Interest expenses	$—	$1,861	$180	$—	$17,767	$19,808

Depreciation and amortization	$16,413,696	$10,619,783	$3,625,848	$1,451,209	$374,433	$32,484,969

Capital expenditure	$9,846,151	$8,980,930	$2,718,190	$1,136,016	$835,496	$23,516,783

Impairment loss on property, plant and equipment	$—	$595,408	$—	$—	$420	$595,828

Reversal of impairment loss on investment properties	$147,527	$—	$—	$—	$—	$147,527

Main Products and Service Revenues

	Year Ended December 31
	2017	2016
Mobile services revenue	$75,822,863	$78,787,719
Local telephone and domestic long distance telephone services revenue	32,247,482	34,530,810
Sales of products	37,649,313	35,377,556
Broadband access and domestic leased line services revenue	22,949,982	23,314,882
Data Communications internet services revenue	21,142,705	20,905,741
International network and leased telephone services revenue	9,328,298	10,634,177
Others	28,373,540	26,440,543

	$227,514,183	$229,991,428

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2017	2016
Taiwan, ROC	$217,567,991	$218,933,004
Overseas	9,946,192	11,058,424

	$227,514,183	$229,991,428

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan and Thailand and except for $4,444,991 thousand and $3,947,402 thousand at December 31, 2017 and 2016, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

For the years ended December 31, 2017 and 2016, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount		Amount of Endorsement/ Guarantee Collateralized by Properties		Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd. ISPOT Co., Ltd. Aval Technologies Co., Ltd.	b c b	$590,014 590,014 590,014	$200,000 150,000 300,000	$200,000 150,000 300,000	$	— 150,000 300,000	$	— — —	3.39 2.54 5.08	$2,950,071 2,950,071 2,950,071	Yes Yes Yes	No No No	No No No	Notes 3 and 4 Notes 3 and 4 Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	242,521	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	5,252	40,853	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	26,834	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets carried at cost	300,000	300,000	13	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets-noncurrent	263,622	3,071,198	5	3,071,198	Note 2

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	73,964	11	—	—
	iSing99 Inc.	—	Financial assets carried at cost	10,000	100,000	7	—	—
	PChome Store Inc.	—	Available-for-sale financial assets-noncurrent	279	13,830	1	13,830	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets-noncurrent	1,318	40,058	3	40,058	Note 2

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	24,633	5	—	—

Note 1:	Securities measured at fair values are showed at carrying amounts with adjustments for fair value and deducted accumulated impairment loss. Securities not measured at fair values are showed at their original carrying amounts on amortized cost deducted the accumulated impairment loss.

Note 2:	Fair value was based on the closing price on December 29, 2017.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	$500,000 (Note 2)	—	$—	—	$—	$500,000 (Note 2)	$—	—	$—
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	350,000 (Note 2)	—	—	—	—	350,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—

Stocks
	Taiwania Capital Buffalo Fund Co., Ltd.	Financial assets carried at cost	—	—	—	—	300,000	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)

Note 1:	Showing at their original investing amounts without adjustments for fair values.

Note 2:	Showing at their nominal amounts.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,687,161	1	30 days	$—	—	$150,035	1
			Purchase	10,480,438	9	30-90 days	—	—	(1,195,243)	(8)
	CHIEF Telecom Inc.	Subsidiary	Sales	331,435	—	30 days	—	—	32,617	—
			Purchase	304,193	—	60 days	—	—	(41,563)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,041,652	1	30 days	—	—	(553,172)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	5,023,414	4	30-60 days	—	—	(1,015,343)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	175,901	—	30 days	—	—	87,005	—
			Purchase	439,977	—	90 days	—	—	(118,390)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	365,739	—	90 days	—	—	(42,927)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	162,667	—	30 days	—	—	101,570	—
			Purchase	261,083	—	90 days	—	—	(87,294)	(1)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	391,691	—	30 days	—	—	(94,524)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	545,224	—	30-90 days	—	—	(338,337)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	188,934	—	60 days	—	—	13,505	—
	International Integrated System, Inc.	Associate	Purchase	141,482	—	30 days	—	—	(66,395)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	10,491,376	29	30-90 days	—	—	1,210,974	54
			Purchase	1,420,740	5	30 days	—	—	(133,101)	(5)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	114,719	—	30 days	—	—	—	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	304,193	15	60 days	—	—	41,563	23
			Purchase	330,894	25	30 days	—	—	(31,890)	(28)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,618,818	78	30 days	—	—	553,172	71
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,024,207	98	30-60 days	—	—	1,015,343	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	439,977	40	90 days	—	—	118,390	68
			Purchase	175,901	17	30 days	—	—	(87,005)	(96)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	365,739	58	90 days	—	—	42,927	57
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	261,083	22	90 days	—	—	87,294	35
			Purchase	162,667	15	30 days	—	—	(101,570)	(48)

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All inter-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$630,284 (Note 2)	12.19	$—	—	$559,187	$—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	101,570 (Note 2)	1.81	—	—	101,570	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,541,571 (Note 2)	7.22	—	—	771,680	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	552,232 (Note 2)	5.16	—	—	385,729	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,015,252 (Note 2)	6.46	—	—	595,176	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	118,390 (Note 2)	6.20	—	—	96,670	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2017			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1 and 2)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	29	$1,678,240	$821,671	$230,883	Subsidiary (Note 6)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,855,359	10,651	10,675	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,527,333	42,503	42,503	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	848,442	139,924	139,924	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	715,610	11,158	17,595	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	468,326	482,165	40,170	67	858,313	384,587	266,170	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,316,100	283,409	252,495	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	212,251	(8,426)	(8,426)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	459,096	227,990	226,096	Subsidiary (Note 6)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	194,808	24,589	24,589	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	106,676	(17,111)	(17,111)	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	218,982	49,720	51,975	Subsidiary (Note 6)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	—	24,000	80	240,007	7	7	Subsidiary (Note 6)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	100,000	—	1,000	100	93,998	(9,413)	(9,413)	Subsidiary (Note 6)

(Continued)

				Original Investment Amount		Balance as of December 31, 2017			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1 and 2)	Note
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	93,907	3,302	1,891	Subsidiary (Note 6)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	98,007	35,110	32,971	Subsidiary (Note 6)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	73,049	15,781	7,518	Subsidiary (Note 6)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	48,730	8,067	8,067	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(10,197)	3,218	(3,414)	Subsidiary (Note 6)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	296,333	24,561	6,891	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$256,323	$177,697	$53,310	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	136,885	166,752	116,691	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	139,741	3,743	1,999	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	104,171	(23,464)	(7,039)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,926	26	128,269	24,111	6,498	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	49,631	(25,628)	(6,819)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	17,218	(55,766)	(8,954)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	14,488	(134,582)	(19,380)	Associate
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	—	50,000	—	—	—	(1,558)	(779)	Joint venture (Note 3)
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	862,116	471,335	159,339	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	506,275	(41,392)	(39,607)	Subsidiary (Note 6)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	7,788	(55,766)	(3,850)	Associate

(Continued)

				Original Investment Amount		Balance as of December 31, 2017			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1 and 2)	Note
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	239,869	(15,817)	(33,883)	Subsidiary (Note 6)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	65,831	5,311	5,311	Subsidiary (Note 6)
	SENYOUNG Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	10,000	—	1,000	100	9,516	(484)	(484)	Subsidiary (Note 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,003	(149)	(149)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	51,082	12,793	12,793	Subsidiary (Note 6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	18,236	2,318	2,318	Subsidiary (Notes 4 and 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	472,505	281,763	107,070	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	199,736	12,558	38	2,207,100	736,370	297,247	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,422	20,000	2,117	4	41,862	384,587	13,768	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,221	821,671	3,318	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	22,529	4,425	4,425	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,124	281	281	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	54,450	1,700	100	47,137	(6,521)	(6,521)	Subsidiary (Note 6)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	211,701	(8,969)	(8,969)	Subsidiary (Note 6)
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa)	Senao International HK Limited	Hong Kong	International investment	$2,393,646	$2,393,646	80,440	100	$468,862	$(40,944)	$(40,944)	Subsidiary (Note 6)
Holding Ltd.	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunications products sales	21,177	21,177	5,240	45	22,731	(1,101)	(495)	Associate
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	19,214	(4,901)	(5,371)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	6,920	—	100	15,744	(1,272)	(1,475)	Subsidiary (Note 6)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	38,175	6,864	988	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	Chunghwa Benefit One Co., Ltd.’s liquidation was completed in December 2017 and Chunghwa received the proceeds from liquidation.

Note 4:	Concord Technology Co., Ltd. was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

Note 5:	Investment in mainland China is included in Table 7.

Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2017	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2017	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2017	Accumulated Inward Remittance of Earnings as of December 31, 2017	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	$47,321	2	$47,321	$—	$18,891	$—	$—	—	$—	$—	$—	Notes 7 and 10
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	1,073,170	2	1,073,170	—	—	1,073,170	1,976	100	1,976	192,707	—	Note 10
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(40,607)	100	(40,607)	116,606	—	Note 10
Senao International Trading (Shanghai) Co., Ltd. (Note 11)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(5,026)	100	(5,026)	67,277	—	Notes 8 and 10
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	2,852	100	2,852	89,389	—	Note 10
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(7,995)	100	(7,995)	53,707	—	Note 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(374)	75	(281)	113,600	—	Notes 9 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(6,538)	100	(6,538)	44,121	—	Note 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	3,309	49	1,621	6,041	—	Note 10

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2017	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,380,284	$2,380,284	$3,553,694
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	224,147,748
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	224,147,748
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,457,598
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	715,315

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Glory Network System Service (Shanghai) Co., Ltd. completed its liquidation in August 2017 and Concord Technology Co., Ltd. received the proceeds from liquidation.

Note 8:	Senao International Trading (Shanghai) Co., Ltd. was approved to end and dissolve its business in March 2017. The liquidation of Senao International Trading (Shanghai) Co., Ltd. is still in process.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.

Note 10:	The amount was eliminated upon consolidation.

Note 11:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2017	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$150,035	—	—
					Accrued custodial receipts	480,249	—	—
					Accounts payable	1,195,243	—	—
					Amounts collected for others	346,559	—	—
					Revenues	1,687,161	—	—
					Operating costs and expenses	10,467,604	—	5
					Inventories	12,834	—	—
					Property, plant and equipment	11,122	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	32,617	—	—
					Accounts payable	41,563	—	—
					Revenues	331,435	—	—
					Operating costs and expenses	304,193	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Accounts payable	28,503	—	—
					Amounts collected for others	56,817	—	—
					Revenues	28,308		—
					Operating costs and expenses	97,299	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	18,380	—	—
					Accounts payable	553,172	—	—
					Revenues	54,153	—	—
					Operating costs and expenses	853,746	—	—
					Inventories	187,906	—	—
					Prepayments	124,616	—	—
					Property, plant and equipment	383,339	—	—
					Intangible assets	82,029	—	—
					Spare parts	62,439	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	18,889	—	—
					Accounts payable	42,927	—	—
					Revenues	54,028	—	—
					Operating costs and expenses	365,739	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	87,005	—	—
					Accounts payable	118,390	—	—
					Revenues	175,901	—	—
					Operating costs and expenses	439,977	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	11,253	—	—
					Revenues	17,988	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	$23,406	—	—
					Accounts payable	12,413	—	—
					Revenues	12,512	—	—
					Operating costs and expenses	94,097	—	—
			Light Era Development Co., Ltd.	a	Inventories	40,497	—	—
					Operating costs and expenses	19,910	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	101,570	—	—
					Accounts payable	87,294	—	—
					Revenues	162,667	—	—
					Operating costs and expenses	261,083	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	27,658	—	—
					Operating costs and expenses	35,669	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,015,343	—	—
					Revenues	87,213	—	—
					Operating costs and expenses	5,023,414	—	3
					Property, plant and equipment	32,600	—	—
			Smartfun Digital Co., Ltd.	a	Accounts payable	10,104	—	—
					Operating costs and expenses	17,089	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	27,969	—	—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	95,038	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	10,858	—	—
	3	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	19,251	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2017, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the year ended December 31, 2017.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)